January 9, 2020

Graham Robjohns
Chief Executive Officer
Golar LNG Partners LP
c/o Golar Management Ltd.
6th Floor, The Zig Zag
70 Victoria Street
London SW1E 6SQ
United Kingdom

       Re: Golar LNG Partners LP
           Registration Statement on Form F-3
           Filed December 20, 2019
           File No. 333-235614

Dear Mr. Robjohns:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 filed December 20, 2019

Service of Process and Enforcement of Civil Liabilities, page 42

1. We note disclosure on page 42 under the section "Service of Process and Enforcement of
       Civil Liabilities" that you have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States. However, we do not see such submission in your limited partnership agreement. Please advise, and also refer to comment 2 below.
 Graham Robjohns
Golar LNG Partners LP
January 9, 2020
Page 2
2. We note that your forum selection provision in Section 17.8 of your amended and restated
      agreement of limited partnership identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including claims brought in a "derivative manner on behalf of the Partnership," unless otherwise provided for in the Marshall
      Islands Act. Please revise your prospectus to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
      Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
      Securities Act or the rules and regulations thereunder. If the provision applies to Securities
      Act claims, please also revise your prospectus to clarify the relevant forum and to include related risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                             Sincerely,
FirstName LastNameGraham Robjohns
                                                             Division of
Corporation Finance
Comapany NameGolar LNG Partners LP
                                                             Office of Energy &
Transportation
January 9, 2020 Page 2
cc:       Catherine Gallagher
FirstName LastName